FORM 11-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.

For the fiscal year ended: December 31, 2001

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

For the transition period from to

Commission file number      001-16583

A.	Full title of the plans and the address of the plans, if different from that of the Issuer named below:

Selig Chemical Industries Retirement Plan
Zep Manufacturing Company 401(k) Plan
Acuity Lighting Group, Inc. Profit Sharing and Retirement Plan for Salaried Employees
Acuity Brands, Inc. 401(k) Plan for Corporate Employees
Holophane Division of Lithonia Lighting Group Retirement and 401(k) Plan for Hourly Employees
Holophane Division of Lithonia Lighting Group Retirement and 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement
Lithonia Lighting 401(k) Plan for Hourly Employees
Enforcer Products 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plans and the address of the Principal executive office:

Acuity Brands, Inc. 1170 Peachtree Street, NE Suite 2400 Atlanta, Georgia 30309

REQUIRED INFORMATION

The following documents are filed as part of this report:

1.	Financial Statements

Plan financial statements prepared in accordance with the financial reporting requirements of ERISA including the following:

Report of Independent Auditors

Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2001

Notes to Financial Statements

2.	Exhibits

The following exhibit is filed with this report:

Consent of Ernst & Young LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2002	By:	Acuity Brands, Inc. Plan Administrator

	By:	/s/ James S. Balloun

Name: James S. Balloun Title: Chairman and Chief Executive Officer

Audited Financial Statements and Supplemental Schedules

Acuity Brands, Inc.
Selected 401(k) and Retirement Plans

At December 31, 2001 and 2000 and
for the year ended December 31, 2001

Acuity Brands, Inc.

Selected 401(k) and Retirement Plans

Audited Financial Statements and Supplemental Schedules

At December 31, 2001 and 2000 and for the year ended December 31, 2001

Contents

Report of Independent Auditors	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5

Supplemental Schedules

Schedule G, Part III — Schedule of Nonexempt Transactions, Zep Manufacturing Company 401(k) Plan (formerly ZEP Manufacturing Company Profit Sharing/401(k) Retirement Plan)	17
Schedule G, Part III — Schedule of Nonexempt Transactions, Holophane Division of Lithonia Lighting Group Retirement and 401(k) Plan for Hourly Employees	18
Schedule G, Part III — Schedule of Nonexempt Transactions, Holophane Division of Lithonia Lighting Group Retirement and 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement	19

REPORT OF INDEPENDENT AUDITORS

To The Plan Administrator of
      Acuity Brands, Inc. Selected 401(k) and Retirement Plans

We have audited the accompanying statements of net assets available for benefits of Acuity Brands, Inc. 401(k) Plan for Corporate Employees (formerly National Service Industries Retirement and 401(k) Plan), Zep Manufacturing Company 401(k) Plan (formerly ZEP Manufacturing Company Profit Sharing/ 401(k) Retirement Plan), Enforcer Products 401(k) Plan, Selig Chemical Industries Retirement Plan, Acuity Lighting Group, Inc. Profit Sharing and Retirement Plan for Salaried Employees (formerly Lithonia Lighting Profit Sharing and Retirement Plan for Salaried Employees), Lithonia Lighting 401(k) Plan for Hourly Employees, Holophane Division of Lithonia Lighting Group Retirement and 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement, and Holophane Division of Lithonia Lighting Group Retirement and 401(k) Plan For Hourly Employees (collectively, the “Plans”) as of December 31, 2001 and 2000 and the related statements of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plans’ management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plans at December 31, 2001 and 2000 and the changes in the net assets available for benefits of the Plans for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of nonexempt transactions for the year ended December 31, 2001 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plans’ management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 17, 2002

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Statements of Net Assets Available for Benefits
December 31, 2001

						Plan Interest
						Percentage
		Employer	Participant	Plan Interest in	Net Assets	in Acuity
Plan		Contributions	Contributions	Acuity DC Trust	Available for	DC Trust
No.	Plan Name	Receivable	Receivable	(Notes 1, 2 & 4)	Benefits	(Notes 1, 2 & 4)

006	Selig Chemical Industries Retirement Plan	$444	$1,069	$11,697,941	$11,699,454	3.88%
007	Zep Manufacturing Company 401(k) Plan (formerly ZEP Manufacturing Company Profit Sharing/ 401(k) Retirement Plan)	177,666	452	130,070,550	130,248,668	43.20%
033	Acuity Lighting Group, Inc. Profit Sharing and Retirement Plan for Salaried Employees (formerly Lithonia Lighting Profit Sharing and Retirement Plan for Salaried Employees)	5,029	17,603	130,056,592	130,079,224	43.14%
060	Acuity Brands, Inc. 401(k) Plan for Corporate Employees (formerly National Service Industries Retirement and 401(k) Plan)	5,526	11,537	2,084,629	2,101,692	0.70%
067	Lithonia Lighting 401(k) Plan for Hourly Employees	3,566	14,836	898,629	917,031	0.30%
068	Enforcer Products 401(k) Plan	5,660	34,786	3,527,030	3,567,476	1.18%
069	Holophane Division of Lithonia Lighting Group Retirement and 401(k) Plan for Hourly Employees	—	—	8,483,965	8,483,965	2.81%
070	Holophane Division of Lithonia Lighting Group Retirement and 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement	—	—	14,418,974	14,418,974	4.79%

	Total	$197,891	$80,283	$301,238,310	$301,516,484	100.00%

See accompanying notes.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Statements of Net Assets Available for Benefits
December 31, 2000

						Plan Interest
						Percentage
		Employer	Participant	Plan Interest in	Net Assets	in NSI
Plan		Contributions	Contributions	NSI DC Trust	Available for	DC Trust
No.	Plan Name	Receivable	Receivable	(Notes 1, 2 & 3)	Benefits	(Notes 1, 2 & 3)

006	Selig Chemical Industries Retirement Plan	$182,205	$—	$13,315,039	$13,497,244	4.72%
007	Zep Manufacturing Company 401(k) Plan (formerly ZEP Manufacturing Company Profit Sharing/ 401(k) Retirement Plan)	2,233,732	69,816	142,289,301	144,592,849	50.46%
033	Acuity Lighting Group, Inc. Profit Sharing and Retirement Plan for Salaried Employees (formerly Lithonia Lighting Profit Sharing and Retirement Plan for Salaried Employees)	2,428	8,114	95,723,683	95,734,225	33.95%
060	Acuity Brands, Inc. 401(k) Plan for Corporate Employees (formerly National Service Industries Retirement and 401(k) Plan)	—	—	2,533,786	2,533,786	0.90%
067	Lithonia Lighting 401(k) Plan for Hourly Employees	—	—	256,520	256,520	0.09%
068	Enforcer Products 401(k) Plan	1,036	6,031	3,804,322	3,811,389	1.35%
069	Holophane Division of Lithonia Lighting Group Retirement and 401(k) Plan for Hourly Employees	—	—	—	—	—
070	Holophane Division of Lithonia Lighting Group Retirement and 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement	—	—	—	—	—

	Total	$2,419,401	$83,961	$257,922,651	$260,426,013	91.47%

See accompanying notes.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Statements of Changes in Net Assets Available for Benefits
Year Ended December 31, 2001

		Net Assets					Net Investment	Net Investment	Net Assets
		Available for					Gain (Loss)	Gain (Loss)	Available for
		Benefits at					from NSI DC	from Acuity DC	Benefits at
Plan		December 31,	Employer	Participant	Benefit	Plan	Trust	Trust	December 31,
No.	Plan Name	2000	Contributions	Contributions	Payments	Transfers, net	(Notes 1, 2 & 3)	(Notes 1, 2 & 4)	2001

006	A	$13,497,244	$177,047	$533,375	$(1,345,186)	$64,635	$(1,391,586)	$163,925	$11,699,454
007	B	144,592,849	1,878,684	4,995,719	(9,625,849)	(39,204)	(13,203,199)	1,649,668	130,248,668
033	C	95,734,225	2,428,811	7,140,791	(9,178,896)	41,353,106	(9,108,688)	1,709,875	130,079,224
060	D	2,533,786	155,444	579,386	(338,340)	(350,038)	(464,888)	(13,658)	2,101,692
067	E	256,520	3,566	249,978	(15,638)	455,341	(41,512)	8,776	917,031
068	F	3,811,389	77,124	493,510	(475,696)	—	(371,890)	33,039	3,567,476
069	G	—	408,599	458,159	(168,393)	7,686,766	6,791	92,043	8,483,965
070	H	—	540,520	1,101,844	(813,424)	13,198,334	254,304	137,396	14,418,974

	Total	$260,426,013	$5,669,795	$15,552,762	$(21,961,422)	$62,368,940	$(24,320,668)	$3,781,064	$301,516,484

See accompanying notes.

A    Selig Chemical Industries Retirement Plan

B    Zep Manufacturing Company 401(k) Plan (formerly ZEP Manufacturing Company Profit Sharing/ 401(k) Retirement Plan)
C    Acuity Lighting Group, Inc. Profit Sharing and Retirement Plan for Salaried Employees (formerly Lithonia Lighting Profit Sharing and Retirement Plan for Salaried Employees)
D    Acuity Brands, Inc. 401(k) Plan for Corporate Employees (formerly National Service Industries Retirement and 401(k) Plan)
E    Lithonia Lighting 401(k) Plan for Hourly Employees
F    Enforcer Products 401(k) Plan
G    Holophane Division of Lithonia Lighting Group Retirement and 401(k) Plan for Hourly Employees
H    Holophane Division of Lithonia Lighting Group Retirement and 401(k) Plan for Hourly Employees Covered by a Collective
       Bargaining Agreement

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements
December 31, 2001

1.	Description of the Plans

General

The accompanying financial statements of those Acuity Brands, Inc. (the “Company” or “Acuity”) 401(k) and Retirement Plans (the “Plans”) listed in the accompanying financial statements are commingled in the Acuity Brands, Inc. Defined Contribution Plans Master Trust (the “Acuity DC Trust”). The Plans are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

On November 7, 2001, the board of directors of National Service Industries, Inc. (“NSI”) approved the spin-off of its lighting equipment and chemicals businesses into a separate publicly-traded company with its own management and board of directors. The spin-off was effected on November 30, 2001 through a tax-free distribution (“Distribution” or “Spin-off”) of 100% of the outstanding shares of common stock of Acuity, at that time a wholly-owned subsidiary of NSI owning and operating its lighting equipment and chemicals businesses. Prior to the Spin-off, the Plans were commingled in the National Service Industries, Inc. Defined Contribution Plans Master Trust (the “NSI DC Trust”) with certain other plans sponsored by NSI. Upon completion of the Spin-off, the Plans’ assets were transferred to the Acuity DC Trust from the NSI DC Trust effective November 30, 2001 (See Notes 3 and 4). NSI retained its textile rental and envelope businesses and sponsorship for their related plans.

The Holophane Division of Lithonia Lighting Group Retirement and 401(k) Plan for Hourly Employees (the “Holophane Hourly Plan”) and Holophane Division of Lithonia Lighting Group Retirement and 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement (the “Holophane Hourly Union Plan”) were established effective January 1, 2001 for the benefit of eligible bargained and non-bargained hourly employees of the Holophane Division of the Lithonia Lighting Group of NSI. The Holophane Hourly Plan and Holophane Hourly Union Plan assets were also commingled in the NSI DC Trust at their inception and such assets were transferred to the Acuity DC Trust upon completion of the Spin-off.

NSI sponsored other employee benefit plans that were not commingled in the NSI DC Trust. During the year, the board of directors of NSI elected to merge certain of these plans into several of the Plans reported on herein as follows: the net assets of the Holophane Division Thrift and Retirement Plan (the “Holophane Thrift Plan”), Metal Optics Division 401(k) Profit Sharing Plan (the “Metal Optics Plan”), and Hydrel/Lithonia Operations 401(k) Retirement Plan (the “Hydrel Plan”) were split between salaried and hourly employees. The fair value of net assets related to the salaried employees of each respective plan were merged into the Acuity Lighting Group,

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements
December 31, 2001

1.	Description of the Plans (continued)

Inc. Profit Sharing and Retirement Plan for Salaried Employees (formerly Lithonia Lighting Profit Sharing and Retirement Plan for Salaried Employees). The fair value of net assets related to hourly employees of the Holophane Thrift Plan and Metal Optics Plan were merged into the Holophane Division of Lithonia Lighting Group Retirement and 401(k) Plan for Hourly Employees. The fair value of net assets related to the hourly employees of the Hydrel Plan were merged into the Lithonia Lighting 401(k) Plan for Hourly Employees. The net assets of the Holophane Division Retirement Plan for AFGWU Union Employees, Holophane Division Retirement Plan for IBEW Union Employees, and Holophane Division Retirement Plan for UAW Union Employees (collectively the “Holophane Union Plans”) were merged into the Holophane Division of Lithonia Lighting Group Retirement and 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement. Such contributed funds from merged plans totaled approximately $63,079,000 for the year ended December 31, 2001.

Refer to the respective summary plan description or plan agreement for additional information about the Plans’ eligibility, funding, allocation, vesting, and benefit provisions.

Eligibility

Each of the Plans is a defined contribution plan. The Plans cover substantially all salaried, commissioned, union and non-union hourly employees of the Company. Employees have immediate eligibility upon attaining the age requirement, with the exception of Plan 007, which has a six-month waiting period.

Administration

Administration of the Plans is the responsibility of the Company’s retirement committee, which is appointed by its board of directors. All administrative expenses of the Plans were paid by the Company during the year ended December 31, 2001.

Plan Termination

Although the Company intends for the Plans to be permanent, the Plans provide that the Company has the right to discontinue contributions or to terminate the Plans at any time. In the event of a plan termination, each respective participant shall be 100% vested in the balance of his/her account and his/her proportionate share of any future adjustments or forfeitures.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements
December 31, 2001

1.	Description of the Plans (continued)

Investment in Related Party Common Stock

As of December 31, 2000, approximately 5% of the NSI DC Trust’s net assets were invested in the common stock of NSI. As of December 31, 2001, approximately 0.3% and 1.7% of the Acuity DC Trust’s net assets were invested in the common stock of NSI and Acuity, respectively.

Funding Policy

The basis for determining participant (pre-tax) and employer contributions is as follows:

Participant
Plan Name	Contributions	Employer Contributions

Selig Chemical Industries Retirement Plan	2% to 15% of compensation	50% of participant contribution up to 6% of compensation.

Zep Manufacturing Company 401(k) Plan (formerly ZEP Manufacturing Company Profit Sharing/401(k) Retirement Plan)	1% to 15% of compensation.	For non-union employees – 50% of participant contribution up to 6% of compensation. For union employees only – 5% of net profits plus an amount which represents the same percentage of total annual compensation of all hourly paid Plan participants as the 5% of net profits bears to total annual compensation of salaried and commissioned Plan participants. This amount is multiplied by a fraction representing the relationship between annual compensation of all salaried, commissioned, and nonunion hourly or union qualifying participants to the annual compensation of all qualifying participants. Contribution applies to up to $40,000 of qualifying participant-compensation. Additional discretionary contributions are permitted.

Acuity Lighting Group, Inc. Profit Sharing and Retirement Plan for Salaried Employees (formerly Lithonia Lighting Profit Sharing and Retirement Plan for Salaried Employees)	1% to 15% of compensation	50% of participant contribution up to 6% of compensation. Profit sharing contribution of 2% of net profits less the matching contribution made if net profits exceed $6 million.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements
December 31, 2001

1.	Description of the Plans (continued)

Participant
Plan Name	Contributions	Employer Contributions

Acuity Brands, Inc. 401(k) Plan for Corporate Employees (formerly National Service Industries Retirement and 401(k) Plan)	1% to 15% of compensation; 3% for automatic enrollment	50% of participant contribution up to 6% of compensation. Additional discretionary profit sharing permitted.

Lithonia Lighting 401(k) Plan for Hourly Employees	1% to 15% of compensation	At the Hydrel location only, employees receive a matching contribution equal to 25% for the first 6% of employee deferrals. Employees at all other locations participating in the plan do not receive an employer contribution.

Enforcer Products 401(k) Plan	1% to 15% of compensation	Discretionary match and profit sharing contribution.

Holophane Division of Lithonia Lighting Group Retirement and 401(k) Plan for Hourly Employees	1% to 15% of compensation	Employees of Holophane at Pataskala and Utica, Ohio hired on or after December 1, 2001 — 50% of participant contribution up to 6% of compensation. All other employees of Holophane – 33% of participant contribution up to 6% of compensation, plus a discretionary basic contribution of 5% of annual compensation. Employees of Metal Optics – 50% of participant contribution up to 6% of compensation.

Holophane Division of Lithonia Lighting Group Retirement and 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement	1% to 15% of compensation	IBEW Local 1853 – Prior to April 1, 2001, 30% of the first 4% of employee deferrals. Effective April 1, 2001, 30% of the first 5% of compensation. Additional basic contribution of 4.5% of annual compensation. AFGWU Local Nos. 4, 105 and 525 – 25% of the first 6% of compensation. Additional basic contribution of 5% of annual compensation. UAW Local 1876 – 25% of the first 6% of compensation. Additional basic contribution of 4.5% of annual compensation.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements
December 31, 2001

2.	Significant Accounting Policies

Basis of Accounting

The accounts of the Plans are maintained by the trustee, AMVESCAP National Trust Company, on the cash basis of accounting. The accompanying financial statements have been prepared using the accrual method of accounting by application of memorandum entries.

Investments

The investments in the NSI DC Trust and Acuity DC Trust (collectively the “Trusts”) are subject to certain administrative guidelines and limitations as to the type and amount of securities held. Certain fund assets are allocated to selected independent investment managers to invest under these guidelines. Investments of the Trusts, except for the guaranteed investment contracts (“GICs”), are stated at fair value, as determined by the trustee from quoted market prices. Securities traded on a national exchange are valued at the last reported sales price on the last business day of the plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on the last day of the plan year are valued at the last reported bid price.

GICs are subject to credit risk based on the ability of the issuers to meet interest or principal payments, or both, as they become due. Certain GICs included in the Trusts are synthetic; that is, the Trusts own/owned certain fixed income securities and the contract issuer provides/provided a “wrapper” that guarantees a fixed rate of return and provides benefit responsiveness. At December 31, 2001 and 2000, the fair values of the underlying assets of the synthetic GICs (as determined from quoted market prices) were $74,946,000 and $36,352,000 respectively, and the values of the related wrapper contracts were $(2,081,000) and $(556,000) included in the Acuity and NSI DC Trusts, respectively.

GICs included in the Trusts are fully benefit-responsive and are therefore carried at contract value (cost plus accrued interest) by the Trusts in accordance with SOP 94-4, “Reporting of Investment Contracts held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans.” At December 31, 2001 and 2000, contract value approximated fair value. At December 31, 2001 and 2000, the weighted average crediting interest rates, which are reset periodically during the year, were 5.71% and 6.25%, respectively. For the years ended December 31, 2001 and 2000, the annual yields on the GICs held by the Trusts were 5.62% and 6.48%, respectively. For certain of the GICs held by the Trusts, crediting interest rates may be changed if certain events occur, such as early retirements and plant closings, but in no case are adjusted to a rate less than 0%.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements
December 31, 2001

2.	Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and the differences could be significant.

3.	NSI DC Trust

The NSI DC Trust is a collective investment of the assets of participating employee benefit plans of National Services Industries, Inc. in which the Plans participated prior to the Spin-off (see Note 1). Trust assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions and benefit payments) which can be specifically identified and allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the trust.

The fair value of net assets of the NSI DC Trust are presented below as of December 31, 2001 and 2000, although the Plans only participated for eleven months of the year ended December 31, 2001.

	2001	2000

Mutual funds	$11,010,934	$142,891,385
Common/collective trusts	9,998,276	50,678,595
Guaranteed investment contracts	--	25,441,721
Common stock	2,396,414	14,092,908
Loans receivable from participants	964,637	7,767,946
Cash equivalents	62,466	5,357,101
Accrued investment income	--	21,854
Adjustments for pending trades	--	109,351
Corporate debt instruments	--	8,932,327
U.S. Government securities	--	6,745,890
103-12 investment entities	--	20,515,124
Synthetic guaranteed investment contract wrappers	--	(556,146)
Accrued expenses and other	--	(26,727)

Net assets	$24,432,727	$281,971,329

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements
December 31, 2001

3.	NSI DC Trust (continued)

Investment results of the NSI DC Trust for the year ended December 31, 2001 are as follows:

Interest income	$5,612,512
Dividends on NSI common stock	614,107
Net depreciation in fair value of common stock	(5,830,741)
Net loss from common/collective trust funds	(2,394,654)
Net loss from mutual funds	(25,215,404)

Investment results	$(27,214,180)

4.	Acuity DC Trust

In conjunction with the Spin-off of the Company from NSI (see Note 1), the assets of the Plans were transferred to the Acuity DC Trust which is a collective investment of the assets of participating employee benefit plans of the Company. Trust assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions and benefit payments) which can be specifically identified and allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the trust.

The assets transferred to the Acuity DC Trust were only those of the Plans relating to the lighting equipment and chemicals segments. Those assets relating to the plans of the textile rental and envelope segments remained in the NSI DC Trust.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements
December 31, 2001

4.	Acuity DC Trust (continued)

The following table presents the fair value of net assets of the Acuity DC Trust at December 31, 2001:

Mutual funds	$136,333,702
Common/collective trusts	52,185,173
Guaranteed investment contracts	17,118,851
Common stock	7,733,857
Loans receivable from participants	8,662,769
Cash equivalents	6,333,378
Accrued investment income	10,601
Adjustments for pending trades	324,120
Accrued expenses and other	(111,743)
Corporate debt instruments	15,354,709
U.S. Government securities	17,519,518
103-12 investment entities	41,854,348
Synthetic guaranteed investment contract wrappers	(2,080,973)

Net assets	$301,238,310

Investment results of the Acuity DC Trust for the month of December 2001 are as follows:

Interest income	$492,489
Dividends on NSI common stock	1,359
Net depreciation in fair value of common stock	(787,314)
Net income from common/collective trust funds	472,954
Net income from mutual funds	3,601,576

Investment results	$3,781,064

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements
December 31, 2001

5.	Income Tax Status

The Plans have applied for but have not received a determination letter from the Internal Revenue Service stating that the Plans, as restated and amended, are qualified under Section 401(a) of the Internal Revenue Code (the “Code”). The Plan sponsor has indicated that it will take the necessary steps, if any, to maintain the Plans’ qualified status.

6.	Nonparticipant-Directed Fund Information

Certain Plans provide for nonparticipant-directed funds. Such funds are invested in NSI common stock prior to the Spin-off and Acuity common stock subsequent thereto. The following represents the net assets available for benefits of the nonparticipant-directed portion of the Plans as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, respectively.

	NSI Common Stock held by Plan No.

	006	007	060	068

Net Assets, December 31, 2000	$382,396	$3,374,899	$455,744	$101,350
Employer contributions, net of forfeitures	183,116	1,694,215	149,920	72,508
Net investment income	(117,031)	(1,365,372)	(148,792)	(52,118)
Transfer to participant directed funds	(440,792)	(3,615,130)	(429,368)	(116,619)
Benefits paid to participants	(7,689)	(88,612)	(27,504)	(5,121)

Net decrease	(382,396)	(3,374,899)	(455,744)	(101,350)

Net Assets, December 31, 2001	$—	$—	$—	$—

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements
December 31, 2001

6.	Nonparticipant-Directed Fund Information (continued)

	Acuity Common Stock held by Plan No.

	006	007	060	068

Net Assets, December 31, 2000	$—	$—	$—	$—
Employer contributions, net of forfeitures	10,109	132,795	—	—
Net investment income	(22,369)	(258,258)	(26,752)	(10,783)
Acuity common stock received pursuant to Spin-off	203,913	2,324,752	241,988	96,688
Benefits paid to participants	(3)	(123,534)	(920)	(1,108)

Net increase	191,650	2,075,755	214,316	84,797

Net Assets, December 31, 2001	$191,650	$2,075,755	$214,316	$84,797

7.	Benefits Payable

The following Plans had benefit payments that were approved for payment, but were not paid until subsequent December 31:

Plan No.	Plan Name	2001	2000

006	Selig Chemical Industries Retirement Plan	$5,297	$59,629
007	Zep Manufacturing Company 401(k) Plan (formerly the ZEP Manufacturing Company Profit Sharing/401(k) Retirement Plan)	243	6,177
033	Acuity Lighting Group, Inc. Profit Sharing and Retirement Plan for Salaried Employees (formerly Lithonia Lighting Profit Sharing and Retirement Plan for Salaried Employees)	71,737	342,600
067	Lithonia Lighting 401(k) Plan for Hourly Employees	3,916	—
068	Enforcer Products 401(k) Plan	2,443	—
069	Holophane Division of Lithonia Lighting Group Retirement and 401(k) Plan for Hourly Employees	24,355	—

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements
December 31, 2001

8.	Reconciliation to Form 5500

The following shows a reconciliation of amounts between the financial statements of Selig Chemical Industries Retirement Plan (the “Selig Plan”) and its Form 5500:

Year ended
December 31,
Plan Transfers, net	2001

Amount per financial statements	$64,635
Transfer of plan assets related to merger	(11,699,454)

Amount per Form 5500	$(11,634,819)

December 31,
Net assets available for benefits	2001

Amount per the financial statements	$11,699,454
Transfer of plan assets related to merger	(11,699,454)

Amount per the Form 5500	$—

The net assets available for benefits in the financial statements differ from the net assets available for benefits in the Form 5500 due to the transfer of assets from the Selig Plan in connection with the merger of the Selig Plan with The Zep Manufacturing Company 401(k) Plan effective January 1, 2002, as discussed in Note 9. The accompanying financial statements reflect net assets available for benefits just prior to the merger, whereas the Form 5500 reflects the net assets available for benefits just subsequent to the merger.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements
December 31, 2001

9.	Subsequent Events

Effective February 11, 2002, participants in all of the Plans are permitted to direct the investments of all funds in their respective plan, thereby eliminating the nonparticipant-directed funds. Employer matching amounts are allocated in accordance with the participant’s current investment elections for elective deferrals.

Plan amendments effective in Plan year 2002 are as follows:

Effective
Plan No.	Plan Name	Date		Description of Amendment

006	Selig Chemical Industries Retirement Plan	1/1/2002	-	Plan merged into the Zep Manufacturing Company 401(k) Plan (the “Zep Plan”) effective as of January 1, 2002. Employees of Selig Chemical Industries became eligible to participate in the Zep Plan, in accordance with its terms.

007	Zep Manufacturing Company 401(k) Plan	1/1/2002	-	Plan accepts the merger of Selig Chemical Industries Retirement Plan effective as of January 1, 2002.

			-	Plan name changed to Acuity Specialty Products 401(k) Plan.

067	Lithonia Lighting 401(k) Plan for Hourly Employees	1/1/2002	-	Plan document restated to incorporate new tax laws. Provides for a matching contribution for employees of American Electric Lighting. Plan name changes to Acuity Lighting Group, Inc. 401(k) Plan for Hourly Employees.

Supplemental Schedules

Zep Manufacturing Company 401(k) Plan (formerly ZEP Manufacturing Company
Profit Sharing/401(k) Retirement Plan)
EIN: 58-0364900
Plan No.: 007
Schedule G, Part III – Schedule of Nonexempt Transactions

Year ended December 31, 2001

(a)	(b)	(c)

Description of Transactions,
	Relationship to Plan,	including Maturity Date,
	Employer, or Other	Rate of Interest, Collateral,
Identity of Party Involved	Party-in-Interest	Par, or Maturity Value

Acuity Brands, Inc.	Employer/Plan Sponsor	Contributions of $30,614 for the September 2000 payroll period were remitted January 12, 2001.

Note: The information to be presented in columns (d), (e), (f), (g), (h), (i), or (j) is not applicable.

Holophane Division of Lithonia Lighting Group Retirement and
401(k) Plan for Hourly Employees
EIN: 58-0364900
Plan No.: 069
 Schedule G, Part III – Schedule of Nonexempt Transactions

Year ended December 31, 2001

(a)	(b)	(c)

Description of Transactions,
	Relationship to Plan,	including Maturity Date,
	Employer, or Other	Rate of Interest, Collateral,
Identity of Party Involved	Party-in-Interest	Par, or Maturity Value

Acuity Brands, Inc.	Employer/Plan Sponsor	Contributions of $19,764 for the January 7, 2001 payroll period were remitted on July 13, 2001.

Acuity Brands, Inc.	Employer/Plan Sponsor	Contributions of $29,982 for the January 28, 2001 payroll period were remitted on June 6, 2001.

Acuity Brands, Inc.	Employer/Plan Sponsor	Contributions of $34,062 for the June 27, 2001 payroll period were remitted on August 9, 2001.

Note: The information to be presented in columns (d), (e), (f), (g), (h), (i), or (j) is not applicable.

Holophane Division of Lithonia Lighting Group Retirement
401(k) Plan for Hourly Employees Covered
by a Collective Bargaining Agreement
EIN: 58-0364900
Plan No.: 070
Schedule G, Part III – Schedule of Nonexempt Transactions

Year ended December 31, 2001

(a)	(b)	(c)

Description of Transactions,
	Relationship to Plan,	including Maturity Date,
	Employer, or Other	Rate of Interest, Collateral,
Identity of Party Involved	Party-in-Interest	Par, or Maturity Value

Acuity Brands, Inc.	Employer/Plan Sponsor	Contributions of $37,336 for the January 7, 2001 payroll period were remitted on July 13, 2001.

Acuity Brands, Inc.	Employer/Plan Sponsor	Contributions of $27,653 for the January 28, 2001 payroll period were remitted on June 6, 2001.

Note: The information to be presented in columns (d), (e), (f), (g), (h), (i), or (j) is not applicable.